CREDITRISKMONITOR.COM, INC. AND SUBSIDIARIES


Net Loss Per Share

Net loss per share - basic is computed by dividing net loss less dividends on preferred stock by the weighted average number of shares of common stock outstanding during each year. Net loss per share - diluted is computed by dividing net income by the weighted average number of shares of common stock and the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The computation excludes the effect of dilutive potential securities (convertible preferred stock, options and warrants) because their inclusion would have had an antidilutive effect.


                           Loss Per Share Computation
                 For the Years Ended December 31, 1999 and 1998


                                                 1999               1998
                                                 ----               ----

Net loss applicable to common stock          $ (1,252,698)      $ (23,439)
                                             ============       =========

Basic average common shares outstanding         5,341,129         399,830
                                             ============       =========

Net loss per share - basic and dilutive      $      (0.23)      $   (0.06)
                                             ============       =========